SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15s-16 UNDER
THE SECURITIES AND EXCHANGE ACT OF 1934

For 16 September 2004 to 29 October 2004

ITV plc
(Successor to Carlton Communications plc)
(Translation of registrant’s name into English)

The London Television Centre, Upper Ground,
London SE1 9LT, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F [X]            Form 40-F [  ]

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(1): _____________

Indicate by check mark if registrant is submitting the Form 6-K in paper as required by Regulation S-T Rule (b)(7): _____________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]            No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

CONTENTS OF REPORT

1. Press release dated 17 September 2004 (Director shareholding)

2. Press release dated 22 September 2004 (Sale of Thomson stake)

3. Press release dated 27 September 2004 (Exchangeable Bonds)

4. Press release dated 28 September 2004 (Exchangeable Bonds)

5. Press release dated 12 October 2004 (GMTV)

6. Press release dated 13 October 2004 (Response to OFCOM)

7. Press release dated 21 October 2004 (Listing Particulars)

8. Press release dated 29 October 2004 (Stake sale)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorised.

ITV plc

Date 4 November 2004	JAMES TIBBITTS COMPANY SECRETARY

ITV PLC
17 September 2004

ITV plc

Performance Share Plan

On 16th September 2004 a number of senior executives of ITV including the following Directors of ITV plc were granted options over shares of ITV plc under the above scheme as follows:

Name	Nil cost Options

Charles Allen	1,378,541

Henry Staunton	738,207

The options will become exercisable subject to TSR performance on the third anniversary of the grant of the Award.

Enquiries:

Simon Rigby Citigate Dewe Rogerson 020 7638 9571

ITV PLC
22 September 2004

Not for distribution in the United States, Canada, Australia or Japan.

22 September 2004

ITV sells stake in Thomson SA

ITV has this morning agreed to sell 15.5 million shares in Thomson SA through an off-exchange block sale before the opening of trading on Euronext Paris. Citigroup Global Markets Limited and UBS Limited have agreed to purchase following a competitive process. In accordance with normal market terms, closing and settlement are expected to take place on 27 September.

In total, the shares constitute approximately 5.5% of the outstanding shares of Thomson SA. This represents ITV’s entire stake in Thomson.

ITV’s stake in Thomson originates from Carlton’s sale of Technicolor, a manufacturer and distributor of videocassettes, CDs and DVDs, to Thomson in 2001. In November 2001 Carlton raised finance by issuing an Exchangeable Bond for €638.6 million, convertible at the option of bond investors into 15.5m Thomson shares. This bond can be put in January 2005 and matures in 2007. ITV has entered into bilateral hedging arrangements with Citigroup Global Markets Limited in respect of the contingent exchange liability associated with the Exchangeable Bond.

The book value of the stake is £162 million. The proceeds from the sale will be primarily used to reduce ITV’s debt.

This is the second non-core asset disposal by ITV and follows the sale of Carlton Books in August 2004.

Commenting, Charles Allen, Chief Executive of ITV said:

‘We’re delighted to have disposed of our largest non-core asset sooner than expected at a 5 month high and reduced our borrowings by £172m . This disposal, together with the recent sale of Carlton Books and the initial bids we’ve received for the Moving Picture Company, means that we are well advanced in disposing of our non-core assets, restructuring our balance sheet and significantly reducing our debt.’

Contacts:

ITV
Brigitte Trafford - Communications Director
James Tibbitts - Director of IR - Company Secretary Tel 020 7620 1620

Citigate Dewe Rogerson Jonathan Clare Simon Rigby Fiona Mulcahy	Tel:020 7638 9571

This press release does not constitute an offer to sell, purchase, exchange or transfer any securities or a solicitation of any such offer in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under US Securities Act of 1933, as amended, (the ‘Securities Act’). Neither ITV nor any other participant in the transactions described herein intends to register any securities under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States in connection with the proposals described in this announcement.

This communication is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (‘high net worth companies, unincorporated associations etc’) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as ‘relevant persons’). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

ITV PLC
27 September 2004

ITV purchases Exchangeable Bonds

ITV plc announces that on 24 September, 2004 it purchased €121,217,000 of its 2.25% Exchangeable Bonds 2007 (the ‘Bonds’). Following cancellation of the purchased Bonds, €517,383,000 nominal amount of the issue will remain outstanding.

The Bonds were issued by Carlton Communications plc in November 2001 and were transferred to ITV plc in July 2004 following the merger of Carlton Communications plc and Granada plc. The Bonds are exchangeable at the holders’option into shares in Thomson. The Exchangeable Bonds can be put back to ITV plc by investors at par in January 2005 and mature in 2007.

On 22 September ITV plc announced that it had sold its entire holding of 15.5m shares in Thomson and ITV plc has put separate hedging arrangements in place in respect of the contingent exchange liability associated with the remaining Bonds.

This repurchase does not alter ITV’s net debt position.

ITV PLC
28 September 2004

ITV purchases Exchangeable Bonds

ITV plc announces that on 27 September, 2004 it purchased €34,511,000 of its 2.25% Exchangeable Bonds 2007 (the ‘Bonds’). Following cancellation of the purchased Bonds, €482,872,000 nominal amount of the issue will remain outstanding.

The Bonds were issued by Carlton Communications plc in November 2001 and were transferred to ITV plc in July 2004 following the merger of Carlton Communications plc and Granada plc. The Bonds are exchangeable at the holders’option into shares in Thomson. The Exchangeable Bonds can be put back to ITV plc by investors at par in January 2005 and mature in 2007.

On 22 September ITV plc announced that it had sold its entire holding of 15.5m shares in Thomson and ITV plc has put separate hedging arrangements in place in respect of the contingent exchange liability associated with the remaining Bonds.

This repurchase does not alter ITV’s net debt position.

ITV PLC
12 October 2004

ITV completes purchase of GMTV stake

ITV has completed the acquisition of SMG’s 25% stake in GMTV Limited (announced on 10 May 2004) for a cash consideration of £31 million. GMTV owns the sole national channel three licence which is broadcast every day at breakfast time between 6.00 am and 9.25 am. It is consistently the highest-rated UK breakfast time programme. As with other channel three licensees, GMTV expects to negotiate revised financial terms for its licence from 1st January 2005. It is currently one of the highest paying licensees in terms of its PQR (percentage of qualifying revenue) payments.

ITV now owns 75% of GMTV; The Walt Disney Company owns the remaining 25%. Under the terms of the GMTV shareholders agreement, and as a consequence of ITV’s acquisition of SMG’s stake, ITV is now obliged to offer The Walt Disney Company the same terms for its 25% stake.

Charles Allen, CEO of ITV, said:

‘GMTV is an excellent business and in 2003 grew its share of viewing. ITV plc’s acquisition of an increased stake in GMTV at a fair price has simplified the ownership structure and will enable ITV and GMTV to work even more closely together.’

For further information contact:

ITV plc	Brigitte Trafford Communications Director	020 7737 8719

Citigate Dewe Rogerson	Alex Brown Associate Director	020 7282 2837

ITV PLC
13 October 2004

ITV response to OFCOM methodology

ITV plc welcomes Ofcom’s publication of the methodology for the review of financial terms for Channel 3 licensees. ITV looks forward to discussing further with Ofcom the methodology and assumptions that will be used in this process ahead of any or all licensees applying for a review of their financial terms from the end of this year. The results of any such review are due to be confirmed by June 2005.

For further information contact:

ITV plc	Brigitte Trafford Communications Director	020 7737 8719

Citigate Dewe Rogerson	Simon Rigby Executive Director	020 7282 2847

ITV PLC
20 October 2004

FORMAL NOTICE FOR SPECIALIST SECURITIES PUBLICATION DATE:	21st October 2004
Application has been to the UK Listing Authority for the following securities to be admitted to the Official List:
DETAILS OF ISSUE:	£1,000,000,000 Euro Medium Term Note Programme
ISSUER:	ITV plc
INCORPORATED IN:	England and Wales
GUARANTOR:	Carlton Communications Plc (incorporated with limited liability under the laws of England and Wales)
Particulars relating to the Programme may be obtained during usual business hours for as long as notes are capable of being issued under the Programme from:

ITV	HSBC Bank PLC
The London Television Centre	Canada Square
15th Floor	London
The London Television Centre	E14 5HQ
Upper Ground
London
SE1 9LT

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

ITV PLC
29 October 2004

ITV sells stake in Village Roadshow

ITV plc has sold its 18% investment in the Australian media company Village Roadshow in the open market for a total consideration of £36 million (A$91 million). ITV began the sell down in August and has sold its remaining shares this week.

The interest in Village Roadshow was part of Granada’s acquisition of the media assets of United Business Media in 2000, and had a carrying value in the books of ITV plc of £15 million.

Commenting on the disposal, Charles Allen, Chief Executive of ITV, said:

‘We are delivering on our strategy to reduce our non core assets and sold our investment in Village Roadshow at an average price of A$2.16, compared to a recent low of A$1.00 in March 2003. We will use the cash to reduce our debt and focus on building our core business and we look forward to the launch of ITV3 on 1 November 2004.’

For further information contact:

Press enquiries:

ITV plc	Brigitte Trafford	020 7737 8719

Citigate Dewe Rogerson	Alex Brown	020 7282 2837

Investor enquiries:

ITV plc	Georgina Blackburn	020 7261 3911